UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul announces expansion of international network from Brazil to the United States

New year-round A330 widebody service from Belo Horizonte to Orlando

New year-round A320neo narrowbody service from Belem to Fort Lauderdale (Miami)

In total, Azul will offer 34 weekly departures from four cities in Brazil to two gateways in the United States

São Paulo, August 11, 2017 - Azul announces today two new markets from Brazil to Florida – Belo Horizonte to Orlando, and Belem to Fort Lauderdale (Miami). These new routes will begin in December 2017, providing unparalleled nonstop service and convenience for our customers in Belem and Belo Horizonte.  In addition to the nonstop service, Azul has optimized the connectivity to Belem and Belo Horizonte and surrounding cities so that we not only offer the best nonstop, but also the best connection options to and from Orlando and Fort Lauderdale.

“I am very pleased to announce new international service from Brazil to the US.  Not only have our customers been asking for these flights, but this also strengthens our strategic positioning in these important cities.  In addition to the new nonstop flights, we are also optimizing connectivity as well as increasing frequencies to Fort Lauderdale and Orlando from our São Paulo – Viracopos hub.  I am extremely happy to be able to offer almost 5 daily nonstop flights from Brazil to Florida to our customers.  I want to thank both the Fort Lauderdale and Orlando airport authorities for their continued support as we grow our services from Brazil to Florida”, celebrates David Neeleman, Azul’s founder and Chairman.

“The new Belem/Fort Lauderdale route provides more opportunities for travelers to experience the unique cultures and outdoor wonders of both regions,” said Mark Gale, CEO/Director of Aviation, Broward County Aviation Department. “We are very proud to partner with Azul in starting these new flights.”

Azul in Belo Horizonte - Belo Horizonte International Airport is Azul’s second largest hub in Brazil, with almost 80 departures to 38 destinations a day. The new route will benefit customers throughout our network including Buenos Aires (Argentina), São Paulo, Minas Gerais countryside, Salvador, Vitória and Brasília.

Azul in Belém - The company currently operates 14 daily departures in Belém to one international destination, Cayenne, in French Guiana and seven domestic. Azul will take the leadership in departures and destinations served in Belém after the expansion.

On board – The route Belo Horizonte-Orlando will be operated by the Airbus A330, the largest airplane in Azul's fleet with the most modern and comfortable cabin in the Brazilian market. Customers can have an exclusive experience in three classes of service: Azul Business Class, Economy Xtra and Economy. In addition, the aircraft also features SkySofa, a section in the aircraft in which a group of four seats turns into a bed.

The Airbus A320neo will be the star of the route Belém - Fort Lauderdale (Miami). On board, customers can count with 174 comfortable seats, including 36 “Espaço Azul” seats, with more legroom. They will also experience Azul's traditional on-board service. The A320neo family incorporates the latest engine technologies and sharklets, which together provide more fuel economy.

See bellow the schedule of Azul’s new flights (submitted for approval):

Belo Horizonte/ Orlando High Season – December to February
Flight	Origin	Departure	Destination	Arrival	Frequency
8730	Belo Horizonte	11h55 p.m	Orlando	6h00 a.m	Monday, Wednesday, Friday and Sunday,
8731	Orlando	8h15 a.m	Belo Horizonte	7h45 p.m	Monday, Wednesday, Friday and Sunday,
Low Season – Between March and June
Flight	Origin	Departure	Destination	Arrival	Frequency
8730	Belo Horizonte	10h30 a.m	Orlando	6h20 p.m	Wednesday, Friday and Sunday,
8731	Orlando	10h30 p.m	Belo Horizonte	8h00 a.m	Tuesday, Thursday and Saturday

Belém / Fort Lauderdale High Season – December to February
Flight	Origin	Departure	Destination	Arrival	Frequency
8726	Belém	1h15 p.m	Fort Lauderdale	5h30 p.m	Monday, Wednesday, Friday and Sunday,
8727	Fort Lauderdale	8 h15 p.m	Belém	4h10 a.m	Monday, Wednesday, Friday and Sunday,
Low Season – Between March and June
Flight	Origin	Departure	Destination	Arrival	Frequency
8726	Belém	3h10 p.m	Fort Lauderdale	8h15 p.m	Monday, Wednesday, Friday and Sunday,
8727	Fort Lauderdale	10h15 p.m	Belém	5h10 a.m	Monday, Wednesday, Friday and Sunday,

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 102 destinations. With a fleet of 123 aircraft and more than 10,000 crewmembers, the company has a network of 202 non-stop routes as of June 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and the world's most on-time low-cost airline in 2015 by the Official Airline Guide (OAG). For more information visit www.voeazul.com.br/ir

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 11, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer